FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2002

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X   Form 40-F __
                                     ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes __   No X
                                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A




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EXHIBIT
INDEX

A. Attached hereto as Exhibit A is the Letter filed with the Comision Nacional de Valores ("CNV") dated December 13, 2002 relating to the withholding of interest payments due December 15, 2002 on the Notes due December 15, 2003.
B. Attached hereto as Exhibit B is the Letter filed with the Buenos Aires Stock Exchange dated December 13, 2002 relating to the withholding of interest payments due December 15, 2002 on the Notes due December 15, 2003.
C. Attached hereto as Exhibit C is the Press Release dated December 17, 2002 relating to the withholding of interest payments due December 15, 2002 on the Notes due December 15, 2003.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BANCO RIO DE LA PLATA S.A.


                                         By: /s/ Sergio G. Lew
                                             ----------------------
                                             Name:  Sergio G. Lew
                                             Title: International Funding Head


                                         By: /s/ Marcelo Castro
                                             ----------------------
                                             Name:  Marcelo Castro
                                             Title: Treasury Manager

Date: December 17, 2002

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